

Unity Bancorp, Inc.
64 Old Highway 22
Clinton, NJ 08809
800 618-BANK
www.unitybank.com

NewsNewsNewsNewsNews

For Immediate Release:

April 23, 2009

News Media & Financial Analyst Contact:
Alan J. Bedner, EVP
Chief Financial Officer
(908) 713-4308


Unity Bancorp Reports First Quarter Earnings


Clinton, NJ - Unity Bancorp, Inc. (NASDAQ: UNTY), parent company of Unity Bank, reported net income of $731 thousand or $0.05 per diluted share, for the quarter ended March 31, 2009, compared to net income of $584 thousand or $0.07 per diluted share, for the quarter ended December 31, 2008, and $1.2 million, or $0.17 per diluted share, for the quarter ended March 31, 2008. Earnings per share for the first quarter of 2009 have been adjusted to reflect the full impact of the dividend on the preferred stock issued to the United States Treasury on December 5, 2008. Return on average assets and average common equity for the quarter ended March 31, 2009, was 0.33% and 2.90%, respectively, as compared to 0.26% and 3.56%, respectively, for the quarter ended December 31, 2008 and 0.65% and 10.50%, respectively, for the quarter ended March 31, 2008.

James A. Hughes, Unity Bancorp's President and CEO, said, "The times are indeed challenging; however they are also a time of great opportunity. As the larger banks contract inward, it is time for community banks to increase market share by selling the message that when it comes to banking, smaller is better. We approach these opportunities as a well capitalized institution, ready to lend in our communities." Mr. Hughes added, "I am pleased that our operating results increased quarter over quarter and that Unity continues to remain a profitable institution. However, operating results continue to be affected by the downturn in the economy. We have taken proactive steps to decrease our expense base. In the fourth quarter of 2008, Unity decided to exit the SBA program as a line of business and closed all SBA loan production offices outside our primary trade area. We now offer SBA loans only as an additional credit product to customers in our markets. The decision to reduce our SBA activity was made due to deterioration in the loan portfolio and the reduced profitability on the sale of this product into the secondary markets. We continue to experience challenges with our existing small business customers, many of which continue to experience stress due to the economy. As a result, we will continue to have elevated provisions for loan losses. We continue to be aggressive in working with and managing delinquent borrowers and are making every attempt to bring credit quality to more normalized levels."

Net Interest Income

Since March 31, 2008, the Federal Open Market Committee has lowered interest rates 200 basis points in an attempt to stimulate economic activity. These decreases have resulted in lower yields on earning assets in addition to lower funding costs. During the remainder of 2009, we expect net interest margin to expand as higher cost certificates of deposit re-price in the current lower rate environment. For the quarter ended March 31, 2009, net interest income was $6.8 million, an increase of 2.1% from March 31, 2008. Factors affecting first quarter net interest income include:

- The yield on interest-earning assets decreased 106 basis points to 5.87% from 6.93% for the same period last year.

- The cost of interest-bearing liabilities decreased 63 basis points from 3.73% to 3.10% in the first quarter of 2009.

- Average earning assets, consisting primarily of loans, rose 18.0%.

- Net interest margin was 3.14%, a 50 basis point decline from 3.64% in the first quarter of 2008.

Noninterest Income

Historically, Unity has generated noninterest income from gains on the sale of its SBA loans. In the fourth quarter of 2008, Unity decided to exit the SBA program as a line of business and closed all SBA loan production offices outside its primary trade area. Consequently, this decision will result in reduced noninterest income.

For the quarter ended March 31, 2009, noninterest income was $1.3 million, a decrease of 7.4% from March 31, 2008. Non-interest income was affected by the following factors:

- Service charges on deposit accounts remained relatively flat compared to the prior year's period.

- Service and loan fee income decreased 16% to $252 thousand in 2009, due to lower levels of prepayment fees.

- Net security gains amounted to $515 thousand, compared to $70 thousand from the prior period. The gains were the result of the sale of approximately $20 million dollars of fixed income securities.

- Gains on sales of SBA loans amounted to $29 thousand, compared to $576 thousand a year ago.

- Gains on the sales of residential mortgage loans amounted to $64 thousand, compared to $21 thousand from the prior year's period.

Noninterest Expense

As a result of current market conditions, there were significant head-count reductions enacted in the fourth quarter of 2008, primarily related to the closing of SBA loan production offices outside of the Company's primary trade area. In addition, the Company undertook other expense saving measures which will benefit 2009. However, these expense reductions will be partially offset by increases in FDIC insurance premiums. In addition, the banking industry and the Company will be assessed a substantial one-time FDIC insurance premium in either the second or third quarter of 2009, depending on final legislation.

For the quarter ended March 31, 2009, noninterest expenses were $5.6 million, a decrease of 3.7% from March 31, 2008. The following factors affected our noninterest expense:

- Compensation and benefits expense amounted to $2.6 million, a decrease of $596 thousand, or 18.5% due to reduced head count.

- Processing and communications and occupancy expense declined by 5.1% and 2.0%, respectively, due to reduced communications costs from renegotiated contracts and a decline in capital expenditures.

- FF&E expense increased $107 thousand, primarily due to depreciation expense on new equipment and software and increased software maintenance charges.

- Professional fees increased $48 thousand, due to increased consulting, legal and audit costs.

- Loan collection costs increased $96 thousand, due to increased collection costs on delinquent loans.

- FDIC insurance premiums increased $238 thousand, due primarily to the increase in FDIC insurance rates.

Financial Condition

At March 31, 2009, total assets were $886.7 million, a 9.8% increase from a year ago.

- Total loans increased $67.0 million, or 11.1%, from $602.9 million at March 31, 2008. The increase was across all product lines. SBA 7(a), SBA 504, commercial, residential and consumer loans increased 7.5%, 7.3%, 0.6%, 62.9% and 8.1%, respectively. Growth in the residential mortgage portfolio was due to a decision to originate and retain Jumbo mortgages.

- Total securities increased $43.7 million as Unity took advantage of favorable credit spreads to invest excess liquidity.

- Total deposits increased 9.5% or $61.0 million to $703.3 million at March 31, 2009. This increase was due to an $82.0 million increase in time deposits and a $9.1 million increase in interest-bearing checking accounts. These increases were partially offset by a $5.1 million decrease in demand deposits and a $25.0 million decline in savings deposits. During 2009, the Company expects run off in time deposits to migrate to its lower cost accounts.

- Total borrowed funds increased $2.0 million to support the growth in the investment portfolio.

- Shareholders' equity was $67.5 million at March 31, 2009, an increase of $19.6 million, primarily due to the issuance of $20.6 million of preferred stock under the U.S. Department of Treasury's Capital Purchase Program.

- Book value per common share was $6.93.

- At March 31, 2009 the leverage, Tier I and total risk based capital ratios were 9.28%, 12.32% and 13.57%, respectively.

Credit Quality

- Nonperforming assets totaled $20.7 million at March 31, 2009, or 3.1% of total loans and "OREO" compared to $4.4 million, or 0.7% of total loans and "OREO" a year ago. The increase in nonperforming assets was primarily related to the credit deterioration in the SBA 7(a) and SBA 504 portfolios, most of which is secured by real estate.

- The allowance for loan losses totaled $10.3 million at March 31, 2009, or 1.54% of total loans. The provision for loan losses for the first three months of 2009 amounted to $1.5 million, an increase of $1.1 million from the same period a year ago.

- Net charge-offs were $1.5 million for the first three months of 2009, compared to $183 thousand for the same period a year ago. The increase in net charge-offs for the quarter was primarily related to credit deterioration in SBA 7(a) and 504 loans.

Unity Bancorp, Inc. is a financial service organization headquartered in Clinton, New Jersey, with approximately $900 million in assets and $700 million in deposits. Unity Bank provides financial services to retail, corporate and small business customers through its 16 retail service centers located in Hunterdon, Middlesex, Somerset, Union and Warren Counties in New Jersey and Northampton County, Pennsylvania. For additional information about Unity, visit our website at www.unitybank.com, or call 800- 618-BANK.

This news release contains certain forward-looking statements, either expressed or implied, which are provided to assist the reader in understanding anticipated future financial performance. These statements involve certain risks, uncertainties, estimates and assumptions made by management, which are subject to factors beyond the company's control and could impede its ability to achieve these goals. These factors include general economic conditions, trends in interest rates, the ability of our borrowers to repay their loans, and results of regulatory exams, among other factors.

Unity Bancorp, Inc.
Consolidated Financial Highlights
(Dollars in thousands, except per share data)

	March 31, 2009	December 31, 2008	March 31, 2008	March 09 vs. December 08	March 09 vs. March 08
BALANCE SHEET DATA:					
Assets	**$ 886,677**	$ 898,310	$ 807,874	(1.3) %	9.8%
Deposits	**703,266**	707,117	642,282	(0.5)	9.5
Loans	**669,902**	685,946	602,943	(2.3)	11.1
Securities	**158,022**	149,509	114,348	5.7	38.2
Shareholders' equity	**67,525**	67,803	47,896	(0.4)	41.0
Allowance for loan losses	**10,307**	10,326	8,650	(0.2)	19.2
FINANCIAL DATA - QUARTER TO DATE:					
Net income before taxes	**$ 1,067**	$ 218	$ 1,870	389.4%	(42.9) %
Federal and state income tax provision (benefit)	**336**	(366)	626	(191.8)	(46.3)
Net income	**731**	584	1,244	25.2	(41.2)
Per share-basic	**0.05**	0.07	0.18	(28.6)	(72.2)
Per share-diluted	**0.05**	0.07	0.17	(28.6)	(70.6)
Return on average assets	**0.33%**	0.26%	0.65%	26.9	(49.2)
Return on average common equity	**2.90**	3.56	10.50	(18.4)	(72.3)
Efficiency ratio	**73.02**	75.81	71.95	(3.7)	1.5
SHARE INFORMATION:					
Closing price per share	**$ 3.19**	$ 3.90	$ 7.48	(18.2) %	(57.3) %
Cash dividends declared	**0.00**	0.00	0.05	-	-
Book value per common share	**6.93**	6.99	6.76	(0.9)	2.5
Average diluted shares outstanding (QTD)	**7,148**	7,190	7,271	(0.6)	(1.7)
CAPITAL RATIOS:					
Total equity to total assets	**7.62%**	7.55%	6.28%	0.9%	21.3%
Tier I capital to average assets (leverage)	**9.28**	9.54	8.06	(2.7)	15.1
Tier I capital to risk-adjusted assets	**12.32**	12.02	9.66	2.5	27.5
Total risk-based capital	**13.57**	13.27	10.91	2.3	24.4
CREDIT QUALITY AND RATIOS:					
Nonperforming assets	**$ 20,650**	$ 16,830	$ 4,408	22.7%	368.5%
Net charge offs to average loans (QTD)	**0.91%**	0.52%	0.12%	75.0	658.3
Allowance for loan losses to total loans	**1.54**	1.51	1.43	2.0	7.7
Nonperforming assets to total loans and OREO	**3.08**	2.45	0.73	25.7	321.9

Unity Bancorp, Inc.
Consolidated Balance Sheets
(In thousands)

	March 31, 2009	December 31, 2008	March 31, 2008	March 09 vs. December 08	March 09 vs. March 08
ASSETS					
Cash and due from banks	$ 17,896	$ 18,902	$ 19,698	(5.3)%	(9.1)%
Federal funds sold and interest-bearing deposits	12,329	15,529	44,042	(20.6)	(72.0)
Securities:					
Available for sale	122,873	117,348	79,726	4.7	54.1
Held to maturity	35,149	32,161	34,622	9.3	1.5
Total securities	158,022	149,509	114,348	5.7	38.2
Loans:					
SBA - held for sale	22,559	22,181	23,632	1.7	(4.5)
SBA - held to maturity	80,008	83,127	71,798	(3.8)	11.4
SBA 504 Loans	75,556	76,802	70,446	(1.6)	7.3
Commercial	303,991	308,165	302,249	(1.4)	0.6
Residential mortgage	125,007	133,110	76,734	(6.1)	62.9
Consumer	62,781	62,561	58,084	0.4	8.1
Total loans	669,902	685,946	602,943	(2.3)	11.1
Less: Allowance for loan losses	10,307	10,326	8,650	(0.2)	19.2
Net loans	659,595	675,620	594,293	(2.4)	11.0
Goodwill and other intangibles	1,570	1,574	1,585	(0.3)	(0.9)
Premises and equipment, net	12,329	12,580	12,067	(2.0)	2.2
Accrued interest receivable	4,328	4,712	4,131	(8.1)	4.8
Loan servicing asset	1,320	1,503	1,990	(12.2)	(33.7)
Bank Owned Life Insurance	5,835	5,780	5,622	1.0	3.8
FHLB/ACBB Stock	4,947	4,857	4,170	1.9	18.6
Other assets	8,506	7,744	5,928	9.8	43.5
Total Assets	$ 886,677	$ 898,310	$ 807,874	(1.3)%	9.8%
LIABILITIES AND SHAREHOLDERS' EQUITY					
Deposits:					
Noninterest-bearing demand deposits	$ 75,857	$ 74,090	$ 80,960	2.4%	(6.3)%
Interest-bearing deposits:					
Interest bearing checking	85,390	87,046	76,256	(1.9)	12.0
Savings	163,606	134,875	188,628	21.3	(13.3)
Time, under $100,000	258,890	270,275	211,739	(4.2)	22.3
Time, $100,000 and over	119,523	140,831	84,699	(15.1)	41.1
Total deposits	703,266	707,117	642,282	(0.5)	9.5
Borrowed funds and subordinated debentures	112,465	120,465	110,465	(6.6)	1.8
Accrued interest payable	841	805	794	4.5	5.9
Accrued expenses and other liabilities	2,580	2,120	6,437	21.7	(59.9)
Total liabilities	819,152	830,507	759,978	(1.4)	7.8
Commitments and Contingencies	-	-	-		
Shareholders' equity:					
Common stock, no par value, 12,500 shares authorized	55,179	55,179	49,600	-	11.2
Preferred stock, no par value, 500 shares authorized	18,194	18,064	-	0.7	-
Retained earnings	1,437	1,085	3,379	32.4	(57.5)
Treasury stock at cost	(4,169)	(4,169)	(4,169)	-	-
Accumulated other comprehensive loss, net of tax	(3,116)	(2,356)	(914)	32.3	240.9
Total shareholders' equity	67,525	67,803	47,896	(0.4)	41.0
Total Liabilities and Shareholders' Equity	$ 886,677	$ 898,310	$ 807,874	(1.3)%	9.8%
COMMON SHARES AT PERIOD END:					
Issued	7,544	7,544	7,509		
Outstanding	7,119	7,119	7,084		
Treasury	425	425	425		

N/M= Not meaningful

Unity Bancorp, Inc.
Consolidated Statements of Income
(In thousands, except per share data)

FOR THE THREE MONTHS ENDED:	March 31, 2009	December 31, 2008	March 31, 2008	March 09 vs. December 08	March 09 vs. March 08
INTEREST INCOME					
Fed funds sold and interest-bearing deposits	$ 13	$ 67	$ 180	(80.6)%	(92.8)%
FHLB/ACBB Stock	-	6	100	-	-
Securities:					
Available for sale	1,679	959	875	75.1	91.9
Held to maturity	386	366	437	5.5	(11.7)
Total securities	2,065	1,325	1,312	55.8	57.4
Loans:					
SBA	1,607	1,971	2,328	(18.5)	(31.0)
SBA 504	1,231	1,438	1,450	(14.4)	(15.1)
Commercial	5,016	5,279	5,285	(5.0)	(5.1)
Residential mortgage	1,864	1,963	1,079	(5.0)	72.8
Consumer	794	849	901	(6.5)	(11.9)
Total loans	10,512	11,500	11,043	(8.6)	(4.8)
Total interest income	12,590	12,898	12,635	(2.4)	(0.4)
INTEREST EXPENSE					
Interest-bearing demand deposits	270	348	366	(22.4)	(26.2)
Savings deposits	644	603	1,349	6.8	(52.3)
Time deposits	3,723	4,057	3,220	(8.2)	15.6
Borrowed funds and subordinated debentures	1,179	1,154	1,065	2.2	10.7
Total interest expense	5,816	6,162	6,000	(5.6)	(3.1)
Net interest income	6,774	6,736	6,635	0.6	2.1
Provision for loan losses	1,500	1,300	450	15.4	233.3
Net interest income after provision for loan losses	5,274	5,436	6,185	(3.0)	(14.7)
NONINTEREST INCOME					
Service charges on deposit accounts	330	351	320	(6.0)	3.1
Service and loan fee income	252	335	300	(24.8)	(16.0)
Gain on Mortgage loan sales	64	19	21	236.8	204.8
Gain on SBA loan sales	29	9	576	222.2	(95.0)
Bank owned life insurance	55	53	51	3.8	7.8
Net securities (loss) gains	515	(324)	70	100.0	100.0
Other income	103	112	117	(8.0)	(12.0)
Total noninterest income	1,348	555	1,455	142.9	(7.4)
NONINTEREST EXPENSE					
Compensation and benefits	2,624	2,837	3,220	(7.5)	(18.5)
Processing and communications	541	583	570	(7.2)	(5.1)
Occupancy, net	687	671	701	2.4	(2.0)
Furniture and equipment	495	451	388	9.8	27.6
Professional services	246	272	198	(9.6)	24.2
Loan collection costs	198	216	102	(8.3)	94.1
Advertising	75	152	62	(50.7)	21.0
FDIC Insurance	301	298	63	1.0	377.8
Other	388	293	466	32.4	(16.7)
Total noninterest expense	5,555	5,773	5,770	(3.8)	(3.7)
Income before taxes	1,067	218	1,870	389.4	(42.9)
Federal and state income tax provision (benefit)	336	(366)	626	(191.8)	(46.3)
Net Income	$ 731	$ 584	$ 1,244	25.2%	(41.2)%
Preferred dividends & discount accretion	379	110	-	245.6	-
Income available to common shareholders	$ 352	$ 474	$ 1,244	(25.8)%	(71.7)
Net Income Per Common Share-Basic	$ 0.05	$ 0.07	$ 0.18	(28.6)%	(72.2)%
Net Income Per Common Share-Diluted	$ 0.05	$ 0.07	$ 0.17	(28.6)%	(70.6)%
Weighted average common shares outstanding:					
Basic	7,119	7,113	7,076		
Diluted	7,148	7,190	7,271		

Unity Bancorp, Inc.
Consolidated Average Balance Sheets
with Resultant Interest and Rates
(Tax-equivalent basis, dollars in thousands)

	Three Months Ended					
	March 31, 2009			December 31, 2008		
	Balance	Interest	Rate	Balance	Interest	Rate
ASSETS						
Interest-earning assets:						
Federal funds sold and interest-bearing deposits with banks	$ 10,324	$ 13	0.51%	$ 37,262	$ 67	0.72%
FHLB/ACBB Stock	5,936	-	-	4,422	6	0.54
Securities:						
Available for sale	138,302	1,692	4.89	76,941	972	5.05
Held to maturity	33,984	404	4.76	29,962	384	5.13
Total securities	172,286	2,096	4.87	106,903	1,356	5.07
Loans, net of unearned discount:						
SBA	105,044	1,607	6.12	103,682	1,971	7.60
SBA 504	76,882	1,231	6.49	78,466	1,438	7.29
Commercial	305,148	5,016	6.67	310,474	5,279	6.76
Residential mortgage	129,045	1,864	5.78	131,557	1,963	5.97
Consumer	62,148	794	5.18	61,114	849	5.53
Total loans	678,267	10,512	6.26	685,293	11,500	6.69
Total interest-earning assets	866,813	12,621	5.87	833,880	12,929	6.18
Noninterest-earning assets:						
Cash and due from banks	19,627			21,520		
Allowance for loan losses	(10,939)			(10,111)		
Other assets	33,179			32,855		
Total noninterest-earning assets	41,867			44,264		
Total Assets	$ 908,680			$ 878,144		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 85,064	270	1.29	$ 88,166	348	1.57
Savings deposits	147,260	644	1.77	137,602	603	1.74
Time deposits	387,554	3,723	3.90	407,239	4,057	3.96
Total interest-bearing deposits	619,878	4,637	3.03	633,007	5,008	3.15
Borrowed funds and subordinated debentures	142,109	1,179	3.36	110,802	1,154	4.14
Total interest-bearing liabilities	761,987	5,816	3.10	743,809	6,162	3.30
Noninterest-bearing liabilities:						
Demand deposits	75,546			78,351		
Other liabilities	3,879			3,058		
Total noninterest-bearing liabilities	79,425			81,409		
Shareholders' equity	67,268			52,926		
Total Liabilities and Shareholders' Equity	$ 908,680			$ 878,144		
Net interest spread		6,805	2.77%		6,767	2.88%
Tax-equivalent basis adjustment		(31)			(31)	
Net interest income		$ 6,774			$ 6,736	
Net interest margin			3.14%			3.25%

Unity Bancorp, Inc.
Consolidated Average Balance Sheets
with Resultant Interest and Rates
(Tax-equivalent basis, dollars in thousands)

	Three Months Ended					
	March 31, 2009			March 31, 2008		
	Balance	Interest	Rate	Balance	Interest	Rate
ASSETS						
Interest-earning assets:						
Federal funds sold and interest-bearing deposits with banks	$ 10,324	$ 13	0.51%	$ 22,925	$ 180	3.16%
Federal Home Loan Bank stock	5,936	0	-	4,174	100	9.64
Securities:						
Available for sale	138,302	1,692	4.89	70,757	908	5.13
Held to maturity	33,984	404	4.76	34,147	455	5.33
Total securities	172,286	2,096	4.87	104,904	1,363	5.20
Loans, net of unearned discount:						
SBA	105,044	1,607	6.12	98,614	2,328	9.44
SBA 504	76,882	1,231	6.49	74,345	1,450	7.84
Commercial	305,148	5,016	6.67	297,998	5,285	7.13
Residential mortgage	129,045	1,864	5.78	74,341	1,079	5.81
Consumer	62,148	794	5.18	57,482	901	6.30
Total loans	678,267	10,512	6.26	602,780	11,043	7.36
Total interest-earning assets	866,813	12,621	5.87	734,783	12,686	6.93
Noninterest-earning assets:						
Cash and due from banks	19,627			14,991		
Allowance for loan losses	(10,939)			(8,690)		
Other assets	33,179			30,304		
Total noninterest-earning assets	41,867			36,605		
Total Assets	$ 908,680			$ 771,388		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 85,064	270	1.29	$ 78,999	366	1.86
Savings deposits	147,260	644	1.77	190,574	1,349	2.85
Time deposits	387,554	3,723	3.90	276,426	3,220	4.69
Total interest-bearing deposits	619,878	4,637	3.03	545,999	4,935	3.64
Borrowed funds and subordinated debentures	142,109	1,179	3.36	100,850	1,065	4.25
Total interest-bearing liabilities	761,987	5,816	3.10	646,849	6,000	3.73
Noninterest-bearing liabilities:						
Demand deposits	75,546			74,709		
Other liabilities	3,879			2,191		
Total noninterest-bearing liabilities	79,425			76,900		
Shareholders' equity	67,268			47,639		
Total Liabilities and Shareholders' Equity	$ 908,680			$ 771,388		
Net interest spread		6,805	2.77%		6,686	3.20%
Tax-equivalent basis adjustment		(31)			(51)	
Net interest income		$ 6,774			$ 6,635	
Net interest margin			3.14%			3.64%

Unity Bancorp, Inc.
Allowance for Loan Losses and Loan Quality Schedules
(Dollars in thousands)

	3/31/2009		12/31/2008		9/30/2008		6/30/2008		3/31/2008
ALLOWANCE FOR LOAN LOSSES:									
Balance, beginning of quarter	$	10,326	$	9,913	$	8,945	$	8,650	$	8,183
Provision charged to expense		1,500		1,300		2,100		650		450
		11,826		11,213		11,045		9,300		8,633
Less: Charge-offs									
SBA		1,106		310		423		249		264
SBA 504		200		500		500		-		-
Commercial		249		148		200		60		-
Residential mortgage		58		-		-		0		25
Consumer		-		5		78		56		6
Total Charge-offs		1,613		963		1,201		365		295
Add: Recoveries									
SBA		33		72		40		5		60
SBA 504		5		-		-		0		-
Commercial		53		4		29		4		2
Residential mortgage		-		-		-		0		-
Consumer		3		0		-		1		50
Total Recoveries		94		76		69		10		112
Net Charge-offs		1,519		887		1,132		355		183
Balance, end of quarter	$	10,307	$	10,326	$	9,913	$	8,945	$	8,650
LOAN QUALITY INFORMATION:									
Nonperforming loans	$	19,887	$	16,120	$	10,636	$	6,621	$	4,142
Other real estate owned, net		763		710		318		266		266
Nonperforming assets	$	20,650	$	16,830	$	10,954	$	6,887	$	4,408
Loans 90 days past due and still accruing	$	854	$	2,536	$	3,532	$	76	$	546
Allowance for loan losses to:									
Total loans at period end		1.54%		1.51%		1.45%		1.39%		1.43%
Nonperforming loans		51.83		64.06		93.20		135.10		208.85
Nonperforming assets		49.91		61.36		90.50		129.88		196.23
Net charge offs to average loans (QTD)		0.91		0.52		0.67		0.23		0.12
Net charge offs to average loans (YTD)		0.91		0.40		0.35		0.18		0.12
Nonperforming loans to total loans		2.97		2.35		1.55		1.03		0.69
Nonperforming assets to total loans and OREO		3.08		2.45		1.60		1.07		0.73

Unity Bancorp, Inc.
Quarterly Financial Data

	03/31/09	12/31/08	09/30/08	06/30/08	03/31/08
SUMMARY OF INCOME (in thousands) :					
Interest income	$ 12,590	$ 12,898	$ 12,965	$ 12,267	$ 12,635
Interest expense	5,816	6,162	5,883	5,429	6,000
Net interest income	6,774	6,736	7,082	6,838	6,635
Provision for loan losses	1,500	1,300	2,100	650	450
Net interest income after provision	5,274	5,436	4,982	6,188	6,185
Noninterest income	1,348	555	(344)	1,028	1,455
Noninterest expense	5,555	5,773	5,779	5,617	5,770
Income before income taxes	1,067	218	(1,141)	1,599	1,870
Federal and state income tax provision (benefit)	336	(366)	(139)	495	626
Net Income (loss)	731	584	(1,002)	1,104	1,244
Basic	$ 0.05	$ 0.07	$ (0.14)	$ 0.16	$ 0.18
Diluted	0.05	0.07	(0.14)	0.15	0.17
COMMON SHARE DATA:					
Cash dividends declared	$ -	$ -	$ -	$ 0.05	$ 0.05
Book value per common share at quarter end	6.93	6.99	6.55	6.76	6.76
Market value at quarter end	3.19	3.90	4.00	6.95	7.48
Average common shares outstanding: (000's)					
Basic	7,119	7,113	7,107	7,092	7,076
Diluted	7,148	7,190	7,259	7,275	7,271
Common shares outstanding at period end (000's)	7,119	7,119	7,110	7,095	7,084
OPERATING RATIOS:					
Return on average assets	0.33%	0.26%	(0.50)%	0.56%	0.65%
Return on average common equity	2.90	3.56	(8.39)	9.29	10.50
Efficiency ratio	73.02	75.81	70.51	69.59	71.95
BALANCE SHEET DATA (in thousands):					
Assets	$ 886,677	$ 898,310	$ 864,083	$ 832,315	$ 807,874
Deposits	703,266	707,117	684,680	671,881	642,282
Loans	669,902	685,946	685,023	643,039	602,943
Shareholders' equity	67,525	67,803	46,539	47,951	47,896
Allowance for loan losses	10,307	10,326	9,913	8,945	8,650
TAX-EQUIVALENT YIELDS AND RATES:					
Interest-earning assets	5.87%	6.18%	6.45%	6.57%	6.93%
Interest-bearing liabilities	3.10	3.30	3.28	3.31	3.73
Net interest spread	2.77	2.88	3.17	3.26	3.20
Net interest margin	3.14	3.25	3.55	3.66	3.64
CREDIT QUALITY:					
Nonperforming assets (in thousands)	$ 20,650	$ 16,830	$ 10,954	$ 6,887	$ 4,408
Allowance for loan losses to period-end loans	1.54%	1.51%	1.45%	1.39%	1.43%
Net charge offs to average loans	0.91	0.52	0.67	0.23	0.12
Nonperforming assets to loans and OREO	3.08	2.45	1.60	1.07	0.73
CAPITAL AND OTHER:					
Total equity to assets	7.62%	7.55%	5.39%	5.76%	5.93%
Tier I capital to average assets (leverage)	9.28	9.54	7.42	8.01	8.06
Tier I capital to risk-adjusted assets	12.32	12.02	9.07	9.42	9.66
Total capital to risk-adjusted assets	13.57	13.27	10.33	10.67	10.91
Number of banking offices	16	16	16	16	17
Number of ATMs	19	19	19	19	20
Number of employees	162	167	176	191	188